

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Niraj Patel
Chief Executive Officer
Kaival Brands Innovations Group, Inc
4460 Old Dixie Highway
Grant-Valkaria, Florida 32949

> **Re: Kaival Brands Innovations Group, Inc**
> **Registration Statement on Form S-1**
> **Filed May 1, 2024**
> **File No. 333-279045**

Dear Niraj Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Woffard